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                                                                    EXHIBIT 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

In passing the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Congress encouraged public companies to make "forward-looking statements" by creating a safe harbor to protect companies from securities law liability in connection with forward-looking statements. White Electronic Designs Corporation (the "Company") intends to qualify both its written and oral forward-looking statements for protection under the Reform Act and any other similar safe harbor provisions.

Special Note Concerning Forward Looking Statements

         Certain matters discussed in this document contain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. The words "believe," "expect," "anticipate" and other similar statements of expectations identify forward-looking statements. Forward looking statements in this report include expectations regarding the future demand for the Company's products; the effect of interest rate changes; the appropriateness and amounts of expected future research and development expenditures; the availability of future cash from operations and funding sources for expected capital expenditures and liquidity for the next twelve months and for the long term; the effect of accounting changes on amortization of goodwill; the effect of IDS revenues, margins, and operating expenses on future Company consolidated financials; the expectations of gross margin percentages in the future; and the expectation that international sales will continue to account for a significant portion of the Company's net sales, all of which speak only as of the date the statement is made. These forward-looking statements are based largely on Management's expectations and are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond the Company's control. Certain risks that could cause results to differ materially from Management's expectations are described in Exhibit 99.1 filed with this Form 10-Q, as well as the Company's Annual Report on Form 10-K for the year ended September 28, 2002, under the heading "Risk Factors". Additional factors that could cause actual results to differ materially from those expressed in such forward looking statements include the loss of a principal customer; the inability to procure required components; any downturn in the semiconductor and telecommunications markets which could cause a decline in selling unit prices; reductions in military spending; and changes or restrictions in the practices, rules and regulations relating to sales in international markets. We urge you to carefully consider the risks and uncertainties that could cause actual results to differ materially from Management's expectations.

                                  RISK FACTORS

OUR FINANCIAL RESULTS COULD BE ADVERSELY IMPACTED IF WE FAIL TO DEVELOP, INTRODUCE AND SELL NEW PRODUCTS OR FAIL TO DEVELOP AND IMPLEMENT NEW MANUFACTURING TECHNOLOGIES.

         We operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products, our future success depends on our ability to improve and market existing products and to develop and introduce new products that customers choose to buy.

         Our sales will be reduced either through loss of business to one of our competitors, or discontinuance of the product in the market if any of the following occur:

         - we fail to complete and introduce new product designs in a timely manner;

         - we are unable to manufacture products according to the requirements of our customers' designs;

         - if our customers do not successfully introduce new systems or products incorporating our products; or

         - market demand for our new products do not develop as anticipated.

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                                                                    EXHIBIT 99.1

         In particular, many of our display products have been developed based on products procured from Sharp Electronics Corporation. Our competitors in the flat panel display products market are investing substantial resources to develop flat panel displays using alternative technologies. If our competitors are successful in developing new products that offer significant advantages over Sharp Electronics' and our products, and we are unable to improve our technology or develop or acquire alternative technology that is more competitive, we will lose business to our competitors and our sales, and profits, from the display segment will be greatly reduced.

         The new products that the microelectronic and display markets require tend to be increasingly complex, incorporating more functions and operating at faster speeds than prior products. Increasing complexity generally requires smaller features on a chip. This makes manufacturing new generations of products substantially more difficult than prior products. Ultimately, whether we can successfully introduce these and other new products depends on our ability to develop and implement new ways of manufacturing our products. If we are unable to design, develop, manufacture, market and sell new products successfully, we will lose business and possibly be forced to exit from the particular market.

WE RECENTLY ACQUIRED INTERFACE DATA SYSTEMS AND WE MAY ENGAGE IN OTHER ACQUISITIONS AND WE CANNOT ASSURE YOU THAT ANY POTENTIAL ACQUISITION WILL BE SUCCESSFUL.

         We are looking for opportunities to grow and diversify our product offerings through acquisitions. In this regard, we recently completed the acquisition of Interface Data Systems. There can be no assurance that we will be successful in combining operations with Interface Data Systems, identifying other appropriate candidates, or in successfully combining operations with such candidates if they are identified.

         Any such acquisitions could involve the dilutive issuance of equity securities and/or the incurrence of debt. In addition, acquisitions involve numerous risks, including:

         - difficulties in assimilation of the acquired company's operations, particularly in the period immediately following consummation of an acquisition;

         - the diversion of the attention of our management from other business concerns;

         - risks of entering into markets and in producing products where he have limited experience, including the integration of our products into finished systems for customers;

         -        the potential loss of key customers of the acquired company;
                  and

         -        the potential loss of key personnel of the acquired company.

         Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

FAILURE TO COMPLY WITH UNITED STATES GOVERNMENT LAWS AND REGULATIONS WOULD REDUCE OUR ABILITY TO BE AWARDED FUTURE MILITARY BUSINESS.

         In connection with our United States Government business, we are subject to government investigations of our policies, procedures, and internal controls for compliance with procurement regulations and applicable laws. In certain circumstances in which a contractor has not complied with the terms of a contract, or with regulations or statutes, the contractor might be debarred or suspended from obtaining future contracts for a specified period of time. Since military sales accounted for approximately 52% of our business in fiscal year 2002, any debarment or suspension of our ability to obtain military sales would greatly reduce our overall revenue and profits, and would likely affect our ability to continue as a going concern.

INTERRUPTIONS IN THE AVAILABILITY OF RAW MATERIALS CAN SERIOUSLY HARM OUR FINANCIAL PERFORMANCE.

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                                                                    EXHIBIT 99.1

         The semiconductor industry has historically been characterized by wide fluctuations in the demand for and supply of semiconductors. These fluctuations have helped produce many occasions when supply and demand for semiconductors have not been in balance. In the past, our operating results have been harmed by these industry-wide fluctuations in the demand for semiconductors, which have resulted in under-utilization of our manufacturing capacity. In some cases, industry wide shortages have lasted more than a year. If these cycles continue, they may limit our ability to procure semiconductor products and meet our customer's delivery schedules, which could lead to a loss of business. Also, higher prices for raw materials could reduce our profits on previously established purchase orders from our customers. Depending on the severity of the shortages, our sales and profits could be significantly reduced.

         The display industry is dominated by several foreign glass suppliers. We are dependent on these foreign suppliers for glass for our commercial and industrial display products. Any disruption of glass supplies from these vendors would cause us to delay deliveries to our customers, which could lead to a loss of business and reduced profits from our display segment.

         Our manufacturing operations require raw materials that must meet exacting standards. The most significant raw materials that we purchase are memory devices in wafer, die, and component forms and active matrix liquid crystal display technology (AMLCD) panels. Shortages of wafers and other components may occur when there is a strong demand for memory integrated circuits and other related products. AMLCD panels may also be in short supply at times. We rely heavily on our ability to maintain access to steady sources of these products. We are highly dependent on one SRAM semiconductor manufacturer for memory devices, one major display manufacturer of AMLCD panels, and one package manufacturer of ceramic packages for military components. We do not have specific long-term contractual arrangements with our vendors but we believe we are on good terms with our vendors. We cannot assure you that we will continue to have access to our current sources of supply or that we will not encounter supply problems in the future. Any interruption in our sources of raw materials could reduce our sales in a given period, and possibly cause a loss of business to a competitor, if we could not reschedule the deliveries to our customers.

OUR BUSINESS IS DEPENDENT UPON RETAINING KEY PERSONNEL AND ATTRACTING NEW EMPLOYEES.

         Our success depends to a significant degree upon the continued contributions of Hamid R. Shokrgozar, our Chief Executive Officer, and other senior management and key personnel. The loss of the services of Mr. Shokrgozar or any of our key executives could adversely affect our business. We may not be able to retain these employees and searching for their replacements could divert the attention of other senior management and increase our operating expenses. Of our current key personnel, only Mr. Shokrgozar has an employment contract with us. We currently do not maintain any key person life insurance.

         To manage our future operations effectively, we will need to hire and retain additional qualified employees in the areas of product design, engineering, operations management, manufacturing production and sales. We may have difficulty recruiting these employees or integrating them into our business. If we lose the services of a significant number of our key employees, the implementation of our business strategy could be disrupted.

WE CANNOT ADJUST EXPENSES FOR ANY PARTICULAR QUARTER IN RESPONSE TO REVENUE SHORTFALLS BECAUSE A SUBSTANTIAL COMPONENT OF OUR OPERATING EXPENSES ARE FIXED COSTS.

         Our need for continued significant expenditures for capital equipment purchases, product development and ongoing customer service and support, among other factors, make it difficult for us to reduce our operating expenses in a particular period if our net sales for a period are not met, because a substantial component of the operating expenses are fixed costs. Accordingly, we cannot assure you that we will be able to be profitable or that we will not sustain losses in future periods. Due to the foregoing factors, it is likely that in some future quarter our operating results will be below the expectations of public market analysts and investors. In such an event, the price of our common stock is likely to decline.

WE MAY FAIL TO MEET EXPECTATIONS BECAUSE OUR REVENUES, GROSS MARGINS, AND PROFITS ARE VERY LIKELY TO FLUCTUATE FROM PERIOD TO PERIOD.

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                                                                   EXHIBIT 99.1

         Our operating results have varied in the past and are very likely to continue to fluctuate in the future. In connection with our business, a wide array of factors could cause our revenues, gross margins, and profits to fluctuate in the future from period to period. The primary factors that might affect our results of operations in this regard include the following:

         -        the cyclical nature of the semiconductor market;

         - any loss of a principal customer or any short term loss of a customer due to product inventory accumulation by the customer or failure to meet capacity, volume or timing requirements;

         -        any inability to procure required components;

         -        any adverse changes in the mix of products that we sell;

         - any further downturn of the semiconductor market which could cause a decline in selling unit prices, diminished inventory value, and less demand for commercial memory products as customers restrict inventory levels;

         -        reductions in demand for consumer products;

         -        declines in military and defense spending;

         - intense competitive pricing pressures on our products, which can lead to rapid and unexpected declines in average selling prices;

         - the complexity of our manufacturing processes and the sensitivity of our productions costs to declines in manufacturing yields, which make yield problems both possible and costly when they occur; and

         - the need for constant, rapid new product introductions, which present an ongoing design and manufacturing challenge, which can be significantly impacted by even relatively minor errors, and which may result in products never achieving expected market demand.

         As a result of these or other factors we could fail to achieve our expectations as to future revenues, gross profit and income from operations. Any downward fluctuation or failure to meet expectations will likely adversely affect the value of an investment in our securities.

IF WE FAIL TO ADEQUATELY MANAGE DECREASES IN THE SELLING PRICES OF OUR PRODUCTS, WE WILL NOT BE COMPETITIVE IN THE MARKETPLACE AND OUR SALES AND PROFITS WILL DECLINE.

         Even in the absence of cyclical conditions, the average selling prices of our products have historically decreased during the products' lives, and we expect this trend to continue. In order to offset these average selling price decreases, we attempt to decrease manufacturing costs, and introduce new, higher priced products that incorporate advanced features. If these efforts are not successful, we will not be competitive in the marketplace and our sales and profits will decline, possibly leading to our exit from these markets.

         In addition to following the general pattern of decreasing average selling prices, the selling prices for certain products, particularly commodity random access memory (RAM) or static random access memory (SRAM) products, fluctuate significantly with real and perceived changes in the balance of supply and demand for these products. In the event we are unable to decrease per unit manufacturing costs faster than the rate at which average selling prices continue to decline, our business, financial condition and results of operations will be seriously harmed. In addition, we expect our competitors to invest in new manufacturing capacity and achieve significant manufacturing yield improvements in the future. These developments could dramatically increase the worldwide supply of SRAM products and result in associated downward pressure on prices.

WE ARE DEPENDENT ON INTERNATIONAL MARKETS FOR A LARGE PORTION OF OUR SALES AND PURCHASES.

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                                                                   EXHIBIT 99.1

         We anticipate that our international sales will continue to account for a significant portion of our net sales. In fiscal year 2002, foreign sales accounted for approximately 32% of our overall sales. In addition, the majority of the components we use in connection with products for military applications are acquired from foreign manufacturers, particularly those located in Asia. As a result, a significant portion of our sales and purchases are subject to the risks of international business such as:

         - approximately $16 million of our fiscal year 2002 sales were to approved foreign military equipment manufacturers, and if the United States Government placed restrictions on exporting military technology using our products in countries where we have customers, it could cause a significant reduction in our sales and profits;

         -        fluctuations in foreign currencies;

         -        trade disputes;

         - changes in regulatory requirements, tariffs and other barriers;

         - the possibility of quotas, duties, taxes or other changes or restrictions upon the importation or exportation of our products implemented by the United States Government;

         -        the timing and availability of export licenses; and

         - general economic conditions in the countries in which we sell our products.

         Foreign suppliers of semiconductor and display related materials are regularly threatened with, or involved in, pending trade disputes and sanctions. If any trade disputes or sanctions arise that affect our suppliers, we would be unable to get access to critical sources of raw materials we need to produce our products and our business could be adversely affected.

MOST OF OUR TECHNOLOGICAL CAPABILITIES ARE NOT SUBJECT TO PATENTS OR LICENSES.

         The products we sell from both our microelectronic segment and our display segment require a large amount of engineering design and manufacturing expertise. However, the majority of our technological capabilities are not protected by patents and licenses. We rely on the expertise of our employees, and our learned experiences in both the design and manufacture of our products. It is possible, and it has occurred in the past, that a competitor may also learn to design and produce products with similar performance abilities as our products. If a competitor were to do so, it may result in increased competition, and a reduction of sales for our products.

WE RELY ON PROPRIETARY RIGHTS AND INTELLECTUAL PROPERTY THAT MAY NOT BE ADEQUATELY PROTECTED.

         We rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties. However, these parties may breach these agreements, and, since many agreements are made with companies much larger than us, we may not have adequate financial resources to adequately enforce our rights. Also, others may come to know about or determine our trade secrets through a variety of methods. In addition, the laws of certain territories in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as the laws of the United States.

WE MAY LOSE BUSINESS TO COMPETITORS WHO HAVE GREATER FINANCIAL RESOURCES.

         Many of our existing or potential competitors may have greater financial resources than we have. They may have the capacity to outspend us in an attempt to take market share from us in our core markets or take away other business opportunities from us. These actions may force us to lower our prices, adversely affecting our business, financial condition and results of operations.

FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD SUBJECT US TO COSTS AND PRODUCTION DELAYS.

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                                                                   EXHIBIT 99.1

         We currently use small quantities of hazardous materials common to our industry in the production of microelectronic and display products. We must follow Environmental Protection Agency guidelines regarding the handling, storage and disposal of these materials. To our knowledge, we are currently in material compliance with all Environmental Protection Agency and state requirements regarding the handling, storage and disposal of these materials. We could possibly be subject to fines, suspensions of production, alteration of our manufacturing processes or interruption or cessation of our operations if we fail to comply with present or future governmental regulations related to the use, storage, handling, discharge or disposal of toxic, volatile or otherwise hazardous chemicals used in our manufacturing processes. These regulations could require us to acquire expensive remediation equipment or to incur other expenses to comply with environmental regulations. Our failure to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous substances could subject us to liabilities and production delays, which could cause us to temporarily miss our customer's delivery schedules, thereby reducing our sales for a given period. We may also have to pay noncompliance fines or other remediation costs, which would reduce our profits for a given period.

OUR FINANCIAL RESULTS COULD BE SERIOUSLY HARMED IF THE MARKETS IN WHICH WE SELL OUR PRODUCTS DO NOT GROW.

         Our continued success depends in large part on the continued growth of various industries that use our products, including the following industries:

         -        military equipment;

         - data and voice communications and telecommunications equipment;

         -        aviation electronics and equipment;

         -        computers and computer related peripherals;

         -        medical electronics and equipment;

         -        consumer appliances; and

         -        industrial controls.

         Approximately 17% of our fiscal year 2002 product sales and 45% of our fiscal year 2001 product sales were incorporated into data and voice communications end-products. The telecommunications industry has declined, and it is reasonable to assume that the telecommunications industry could continue to experience declining or slow growth rates. Any decline in the demand for networking applications, mass storage, telecommunications, cellular base stations, cellular handsets and other personal communication devices that incorporate our products would reduce our sales revenue and possibly cause losses from that portion of our business, which could lead to layoffs or consolidation of the commercial product division into one of our other divisions. Slower growth in the other markets in which we sell our products would also lead to the same type of activity for any of our divisions.

WE ARE DEPENDENT ON MILITARY SALES FOR A LARGE PORTION OF OUR REVENUE, AND REDUCTIONS IN MILITARY SPENDING COULD NEGATIVELY AFFECT OUR SALES AND PROFITS.

         Our current orders from defense-related companies account for a material portion of our overall revenue. Military capital expenditure levels depend on factors that are outside of our control. In addition, the United States defense industry is moving toward the purchase of commercial off-the-shelf products rather than those manufactured as compliant to specified military standards. Military related sales accounted for approximately 52% of our overall sales in fiscal year 2002 and 47% of our overall sales in fiscal year 2001. Changes in military spending and demand for microelectronics and display products have adversely affected our sales and profits in the past, and may have such an adverse effect in the future. Reductions in military spending could have a further adverse effect on our sales and profits.

FURTHER DOWNTURNS IN THE SEMICONDUCTOR AND TELECOMMUNICATIONS INDUSTRIES COULD REDUCE THE VALUE OF OUR

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                                                                   EXHIBIT 99.1

INVENTORIES AND CAUSE A REDUCTION IN OUR PROFITS.

         Historically, we have experienced reductions in value of our inventories due to unexpected demand declines, resulting from a softening of the semiconductor and telecommunications industries. Such declines in inventory valuation in the past have caused us to write down several million dollars worth of inventory, which greatly reduced our profits for the given period.

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